UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    August 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated August 20, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: August 20, 2008

Signed:  /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN ANNOUNCES APPOINTMENT OF ENVIRONMENTAL MANAGER AND PROVIDES PROJECT UPDATES

Vancouver, BC, August 20, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce that it has contracted Graham Johnson to be it’s Health, Safety, Environment, and Community Manager.  Mr. Johnson was formerly a Principal with Coffey Natural Systems in Perth, Australia where he led environmental and community baseline studies for various mining and exploration companies throughout Australia and Africa.  Prior to that position, Mr. Johnson was Environmental Manager for the Sadiola Hill and Yatela Gold Mines for Anglogold Ashanti Ltd. in Mali.

Project updates

Esaase:

Keegan has drilled 103,000 meters to date; 43,000 meters this year at its Esaase project, where Keegan is currently delineating and expanding a resource. Keegan will shortly add a second drill to complete infill drilling while the existing drill continues to complete stepouts and expand the deposit.

Several results are pending from aggressive stepout drilling to the north of the existing resource and will be released when available.

Keegan has contracted Lycopodium Engineering Pty. Ltd., a mining engineering firm based in Perth Australia, to coordinate scoping studies at the Esaase Project.  The project personnel that Lycopodium has assigned to the project have extensive experience in Ghana, having worked in project study and design at the Akyem, Ahafo, and Tarkwa projects.  Lycopodium and Keegan personnel are currently designing extensive metallurgical tests to investigate potential heap leach and CIL scenarios at Esaase.

Jeni Concession

Keegan has completed an initial soil sampling program with results to be released shortly.

Asumura

Keegan is continuously auger drilling mineralized structures previously identified and is planning a second drilling phase to be designed once all the initial data is processed.

Mt. Olives

Keegan is completing a geochemistry exploratory work program targeted to identify drill targets, which includes both stream sediment and soil samples and expects to release an update shortly.

Corporate update:

Keegan’s plans for the coming year at Esaase are to release an updated resource estimate that includes both southern and northern extensions of the existing resource followed by a scoping study that will evaluate potential mining scenarios at Esaase. At the same time Keegan will design a drilling program on the Jeni Concession as well as complete new acquisitions.

At the Asumura Project, Keegan will continue its surface exploration (stream sediment and soil sampling) programs on the newly acquired Mt. Olives concession and its augur drilling program on select targets on the original Asumura concessions in preparation for additional drilling programs.

President and CEO Dan McCoy states:  “Keegan is pleased to be advancing its projects at an aggressive pace and is fortunate to have a strong cash position which will carry the company into 2009 with no further financings required in 2008.”

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.